Exhibit 99.2

SANDSPRING RESOURCES LTD.
(An exploration stage entity)

Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Sandspring Resources Ltd. (the “Company” or “Sandspring”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2010.  References to “Sandspring” in the MD&A refer to the Company and its subsidiaries taken as a whole.  This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.  This discussion dated April 26, 2011, should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2010, together with the notes thereto.  Results are reported in Canadian dollars, unless otherwise noted.  The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Amounts in US dollars were converted to Canadian dollars at a rate of $1 USD = $1.0002 Canadian dollars as at December 31, 2010.

Further information about the Company and its operations is available on Sandspring’s website at www.sandspringresources.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Company’s outstanding common shares (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SSP”.

Caution Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future price of gold; success of exploration activities; costs and timing of future exploration and development; the estimation of mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, “believes”, or variations of such words and phrases.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

statements are made.  Forward-looking information is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to:

•
The Company’s goal of creating shareholder value by concentrating on the development of the Toroparu Gold-Copper Prospect (“Toroparu”) located in the Upper Puruni Area, Guyana (“Upper Puruni Property”), believing that it has the potential to contain economic gold deposits (See “Goal” below);

•	Management’s assessment of future plans for the Upper Puruni Property and Toroparu (See “Mineral Exploration Properties” below as well as “Liquidity and Capital Resources”);
•	Managements’ economic outlook regarding future trends (See “Trends” below);
•
The Company’s 2011 exploration budget of $30 million on the Upper Puruni Property, and in particular, the availability of skilled labour, timing and the amount of the expected budget (See “Mineral Exploration Properties” below as well as “Liquidity and Capital Resources”);

•	The Company’s ability to meet its working capital needs at the current level in the short term (See “Outlook and Overall Performance” below as well as “Liquidity and Capital Resources”);
•	Expectations with respect to raising capital (See “Outlook and Overall Performance” below as well as “Liquidity and Capital Resources”);
•	Sensitivity analysis on financial instruments may vary from the amounts disclosed (See “Financial Instruments” below); and
•	Government regulation and environmental liability (See “Risk Factors” below).

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, other factors could also cause materially different results.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Description of Business

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006.  The Company was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange Corporate Finance Manual.  On May 15, 2007, the Company completed its initial public offering of 2,000,000 Common Shares at $0.10 per Common Share, for gross proceeds of $200,000.  The Common Shares began trading on the TSX Venture Exchange effective August 24, 2007, under the symbol “SSP.P” and were halted from trading immediately upon the commencement thereof pending the announcement of a proposed qualifying transaction.

On November 24, 2009, the Company announced the completion of the acquisition (the “Acquisition”) of 100% of the issued and outstanding shares of GoldHeart Investments Holdings Ltd. (“GoldHeart”) which qualified as the Company’s qualifying transaction (the “Qualifying Transaction”).  GoldHeart, through its wholly-owned subsidiary ETK Inc. (“ETK”), holds certain mineral and prospecting interests in an area within the Republic of Guyana, South America that the Company refers to as the Upper Puruni Property.

The Company continued out of Alberta and into Ontario effective March 31, 2010.

The Company holds, within the exterior boundaries of the Upper Puruni Property, Toroparu which hosts a National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) compliant resource consisting of (i) 3.51 million ounces of gold and 330 million pounds of copper contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper in the Indicated Resource category, and (ii) 4.93 million ounces of gold and 236 million pounds of copper contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper in the Inferred Resource category.  Further information is contained in the Company’s press release posted on SEDAR at www.sedar.com, dated March 21, 2011 (See “Subsequent Events” below).  Toroparu is the subject of a technical report (the “Technical Report”) issued by P&E Mining Consultants Inc. (“P&E”) which was completed on October 13, 2010 with an effective date of September 12, 2010.  The full text of the Technical Report is posted on SEDAR at www.sedar.com.

The Company is in the process of exploring the Upper Puruni Property and has not yet established whether it contains reserves that are economically recoverable.  Currently the Company is focused on Toroparu.  The Company’s ability to ensure continuing operations is dependent on the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete the exploration activities, development and future profitable production.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Goal

The Company’s goal is to provide superior returns to its shareholders by (i) focusing on the exploration and development of its mineral and prospecting interests in the Upper Puruni Property and (ii) evaluating, and acquiring if appropriate, other mineral opportunities within Guyana.

Outlook and Overall Performance

On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted Common Share purchase warrants (the “Warrants”).  The Warrants are currently exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per Warrant to each warrantholder that exercises its Warrants during a 30 day early exercise period that commenced February 23, 2010 and expired on March 25, 2010. Under the program, the Company received gross proceeds of approximately $2.9 million and issued 5,825,739 Common Shares pursuant to the exercise of the Warrants by holders during the early exercise period in accordance with the original terms of the Warrants and issued 466,059 incentive shares to warrantholders.  All incentive shares issued under the early exercise warrant program are subject to a four month hold period from the date of issuance.

On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of special warrants (the “Special Warrants”). In connection with the completion of the bought-deal private placement of Special Warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million.  Each Special Warrant was exercised for one (1) Common Share, pursuant to the qualification of the distribution of Common Shares issued upon deemed exercise of the Special Warrants by way of short-form prospectus dated April 28, 2010.

On October 14, 2010 the Company completed its previously announced bought-deal private placement offering of 19,633,077 Common Shares at a price of $2.60 per Common Share for total proceeds of $51,046,000 including the exercise of the full underwriters’ option of $6,006,000.

During the year ended December 31, 2010, the Company spent $16,531,244 on exploration activities in the Upper Puruni Property, of which $5,843,560 was spent in the fourth quarter.  At December 31, 2010 the Company had mineral interests recorded at $56,088,421, compared to $28,919,768 at December 31, 2009, an increase of about $27.2 million.  The increase in valuation of the mineral interest was a result of the exploration costs incurred along with a non-cash charge of $10,361,980 for future income tax liabilities where the exploration expenditures do not have any future tax basis.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

At December 31, 2010, the Company had working capital of $42,715,018 compared to $1,154,233 at December 31, 2009.  The Company had cash and cash equivalents of $45,687,371 at December 31, 2010 compared to $2,896,101 at December 31, 2009.  The increase in cash and cash equivalents during the year ended December 31, 2010 of about $42.8 million is primarily due to the March 2010 and October 2010 bought-deal private placements pursuant to which the Company raised aggregate gross proceeds of about $63,046,000.  Combined with the early exercise warrant incentive program, the Company raised approximately $66 million before share issuance costs during the year ended December 31, 2010.  The funds raised by the Company, net of costs, were offset by cash expenditures on exploration activities of $16,531,244 during the year ended December 31, 2010 plus operating expenses.  See “Mineral Exploration Properties” below.

Trends

The Company is a Canadian-based mineral exploration company primarily focused on the Upper Puruni Property in the Guiana Shield of South America.  The Company anticipates that it will continue to experience net losses as a result of ongoing exploration and development expenditures.  The Company’s future financial success will be dependent upon the economic viability of the Upper Puruni Property resources.  The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty.  In addition, gold prices are difficult to predict and are subject to variances in domestic and international political, social and economic environments.  Although there have been large equity raisings in the recent past, there can be no assurance that the demand for precious metal equity offerings will continue.

The Company’s future performance is largely tied to the development of its current mineral property interest and the overall financial markets.  With market volatility expected for the year, the Company’s current strategy is to focus on the exploration of the Upper Puruni Property and development of Toroparu.  The Company believes this strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining momentum on key initiatives.  Management regularly monitors economic conditions and estimates their impact on the Company’s operations and incorporates these estimates in short term operating and longer term strategic decisions.

Apart from these and the risk factors noted under the heading “Risk Factors” below, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Contingencies

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. As at December 31, 2010, the Company does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when mine development commences.

Off-Balance Sheet Arrangements

As of the date of this discussion, the Company has no material off-balance sheet arrangements, such as guarantee contracts, derivative instruments, or any other obligations that would have triggered financing, liquidity, market or credit risk to actual or proposed transactions.

Selected Annual Financial Information

The following table is selected financial information from the audited consolidated financial statements of the Company as at December 31, 2010, 2009 and 2008 and for the years then ended.

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net loss	$(6,735,254)	$(2,143,112)	$(483,349)
Net loss per share basic	$(0.08)	$(0.17)	$(0.12)
Net loss per share diluted	$(0.08)	$(0.17)	$(0.12)

	As at December 31, 2010	As at December 31, 2009	As at December 31, 2008
Mineral Interests	$56,088,421	$28,919,768	$-
Total Assets	$103,000,280	$32,090,106	$128,706
Current Liabilities	$3,183,577	$1,809,259	$184,653

•
The net loss for the year ended December 31, 2010 was comprised largely of stock based compensation of $2,617,154 as well as salaries and other benefits of $1,241,850.  These expenses were the result of the Company putting in place a management team that it believes will maximize shareholder value and effectively manage the exploration of the Upper Puruni Property and prepare Toroparu for development.  In addition, the Company incurred shareholder information expenses of $809,853, professional fees of

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

$778,946, consulting fees of $496,200, and administrative expenses of $344,561.  These expenses were a result of the Company initiating its exploration plans for the Upper Puruni Property and the further development of Toroparu.

•
The net loss for the year ended December 31, 2009 was comprised largely of professional fees of $927,542 and stock based compensation in the amount of $285,515.  These expenses were a result of the Qualifying Transaction with GoldHeart.  The Company also incurred a foreign exchange loss of $347,067.  In addition, consulting expenses were $181,561, salaries and other benefits totaled $138,120, travel expenses were $112,993 and shareholder information totaled $112,847.  These expenses were incurred as the Company ramped up its efforts to complete the Qualifying Transaction with GoldHeart.

•
The net loss for the year ended December 31, 2008 was comprised mostly of acquisition fees of $438,494 in connection with the Company seeking a qualifying transaction.  Professional fees during this time were $30,861.

•
As the Company presently has no revenue, the ability to fund its operations is dependent on its ability to secure financing through equity or the sale of assets.  The value of any resource asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development and the future profitable production or proceeds from deposition of such properties.  See “Trends” above, and “Risk Factors” below.

Mineral Exploration Properties

PPMSs, MPs, PLs and small scale claims

All mineral tenure in Guyana is owned by the Government of Guyana and is regulated by the Guyana Geology and Mines Commission.  The Guyanese mineral tenure system is structured to permit four scales of operation.  These include small scale claims of 1500 x 800 ft. or a river claim consisting of one mile of a navigable river and are restricted to ownership by Guyanese.  Medium scale prospecting permits (“PPMSs”) and medium scale mining permits (“MPs”) cover between 140 to 1200 acres each and are restricted to ownership by Guyanese. Foreigners may enter into joint venture arrangements whereby the two parties jointly develop property subject to PPMSs, MPs and small scale claims.  Prospecting licenses (“PLs”) covering between 500 and 12,800 acres are granted to foreign companies.  Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

ETK’s Positions of Claim Ownership

The Upper Puruni Property consists of a claim block located in the Upper Puruni area of western Guyana which is approximately 210 km west of Georgetown, the capital city of Guyana.  This claim block, roughly 47 km by 32 km in size, is comprised of 164 contiguous PPMSs, 13 MPs and 7 small scale claims that together cover an area of 194,661 acres (78,810 hectares) and 5 contiguous PLs that cover an area of 57,997 acres (23,471 hectares).

Toroparu is located within the exterior boundaries of the Upper Puruni Property and is the subject of the Technical Report.

ETK, the Company’s wholly owned subsidiary, acquired the rights to 5 PLs on September 18, 2002, from the Government of Guyana.  These PLs are held by ETK in its own name.  Material components of project expenditures for the PLs that were incurred in the year ended December 31, 2010 totalled $296,808. These expenditures included geologic mapping equipment, environmental testing and reconnaissance and exploration.

ETK also holds interest in PPMSs, MPs and small scale claims in the Upper Puruni Property through joint ventures with local Guyanese businessmen: namely, Alfro Alphonso (“Alphonso”), Wallace (Edgar) Daniels (“Daniels”) and the Godette family (“Godette”) who hold PPMSs, MPs and small scale claims.

Alphonso Joint Venture

The Company has rights to 145 PPMSs, 10 MPs and 7 small scale claims pursuant to the joint venture agreement between ETK and Alphonso (the “Alphonso Joint Venture”).  Toroparu is located within MP A-4/MP/011, which is subject to the terms of the Alphonso Joint Venture.  The Alphonso Joint Venture Agreement stipulates that ETK is the sole operator and has the sole decision-making discretion in all matters related to the conduct of prospecting, exploration, development activities, and mining activities for the recovery of gold or other metals, minerals or gemstones from the joint venture lands.  An in-kind royalty of 6% is payable to Alphonso on all gold production from the claims subject to the Alphonso Joint Venture.

The Alphonso Joint Venture also gives ETK the option (the “Buy-Out Option”) of purchasing 100% of Alphonso’s interest in the Alphonso Joint Venture for the sum of USD$20,000,000.  The Buy-Out Option does not have an expiry date.  There are no credits against the USD$20,000,000 option price for royalty or other payments made by ETK to Alphonso.

The Company’s work to date has focused on Toroparu.  As noted, the Company has continued the drilling program that was in progress at the time of the Acquisition.  Since the Acquisition, the Company has announced drill results as set out below under “Drilling Results”.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

2010 Expenditures

The following table is a breakdown of the material components of exploration and development expenditures incurred during the year ended December 31, 2010 on Toroparu and the PL’s.

Exploration and Development Expenditures	Year ended December 31, 2010
Consultants	$776,724
Drilling Costs	5,803,898
Assaying	1,579,515
Geophysics	697,746
Environmental	295,589
Equipment and Supplies	2,780,910
Metallurgical Testing	100,000
Preliminary Economic Assessment	112,154
Proceeds from Sale of Gold	(41,230)
Operational Expenses	3,206,969
Administrative	922,161
PL Expenditures	296,808
Total	$16,531,244

Daniels Joint Venture

Pursuant to the Joint Venture Agreement with Daniels (the “Daniels Joint Venture”), the Company, through its wholly owned subsidiary ETK, has rights to 19 PPMSs and ten parcels of land for which Daniels has applied for the issuance of PPMSs.  Pursuant to the Daniels Joint Venture, ETK acquired sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration of the lands subject to the Daniels Joint Venture. ETK has the exclusive right to mine and sell all gold and other precious metals it may recover from the lands subject to the Daniels Joint Venture.  The Daniels Joint Venture provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for claims which are subject to the Daniels Joint Venture and a 1% net profits interest to Daniels of up to, but not to exceed, USD$50,000 over the term of the Daniels Joint Venture.

The rights to the ten parcels of land mentioned above that are included within the Daniels Joint Venture are subject to a title dispute with a third-party.  The Company monitors the dispute but does not consider it to be of any material significance to the Company as the ten parcels of land do not contain any known material mineral resource.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

No geologic work, including surface sampling, trenching, drilling, or mapping has been performed on any of the lands subject to the Daniels Joint Venture Agreement by ETK and no material value has been assigned by the Company to any of these lands at this time.  None of the lands subject to the Daniels Joint Venture Agreement are evaluated or considered in the Technical Report.  Exploration expenditures on the Daniels Joint Venture totalled $nil for the year ended December 31, 2010.

Godette Joint Venture

The Company, through its wholly owned subsidiary ETK, has rights to 3 MPs pursuant to the Godette Joint Venture Agreement (the “Godette Joint Venture”) subject to the obligation of ETK to make monthly rental payments to the Godettes. ETK has sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration on the lands subject to the Godette Joint Venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette Joint Venture also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette Joint Venture for the sum of USD$300,000.  The buyout option does not have an expiry date.  There are no credits against the option price for royalty or other payments made by ETK to the Godettes.  The MPs that are the subject of the Godette Joint Venture are not evaluated or considered in the Technical Report.

Limited geologic work has been performed by ETK on the land subject to the Godette Joint Venture Agreement and no material value has been assigned by the Company to this land at this time.  Exploration expenditures on the Godette Joint Venture totalled $nil for the year ended December 31, 2010.

Rentals and Royalties

All mineral claims in Guyana are renewed annually through payment of annual rentals on the anniversary of the issue date.  Rentals on the claims controlled by ETK are payable annually.  ETK has been, and will continue to remain responsible for the payment of rentals.  All rentals are paid in full for all claims as of the date of this discussion.

All minerals produced from Guyana mineral claims are subject to royalties of 5% payable in cash or kind to the Government of Guyana.

Environmental Liabilities

The Upper Puruni Property is not the subject of any known environmental liabilities.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Location of Known Mineralization, Resources, Mine Workings, Tailings Ponds and Improvements

Exploration work within the Upper Puruni Property conducted by ETK has defined a gold/copper resource at Toroparu.  Toroparu is comprised of a 250 x 200 x 30 meter open pit, a gravity separation mill, 80 person camp, administration buildings, mechanical shop, and airstrip.

Permits Required to Conduct Exploration Work

ETK has all necessary permits and permissions currently required to conduct its exploration work on the Upper Puruni Property.

Drilling Results, Toroparu Project

Diamond drilling conducted in 2010 successfully tested the Toroparu deposit along strike to the west and east, as well as at depth.  A total of 78 holes were drilled (holes TPD 051-128) comprising 44,606 meters with the average hole length being 571.8 meters.  All holes were cased using HW size drill bits followed by NQ size core bits.  These drill holes help to further define the geometry and grade of the mineralized zones previously outlined in the NI 43-101 compliant resource estimate.

Toroparu held up well to scrutiny as the host structure was followed to the northwest.  Infill drilling of Toroparu tested data gaps between earlier drill holes in order to upgrade the resource classification in those areas.  Holes TPD051 through TPD128 tested Toroparu and proximal IP targets.  Eleven reconnaissance drill holes (TPD062, 78, 79, 82, 83, 84, 85, 87, 122, 124, and 126) tested four peripheral exploration targets including the Timmermans historical alluvial production area with encouraging results.

Host rock geology of Toroparu intersected by drilling includes a sequence of mixed intermediate tuffaceous volcanic fragmentals and derived volcaniclastic rocks.  A locally copper mineralized feldspar porphyry unit and associated dykes was also intersected.  Mineralization and alteration include chalcopyrite, minor molybdenite and rare visible gold with occasional quartz stringers in a weakly pyritic and silica, sericite and epidote/actinolite alteration assemblage.

The average sample length was 1.5 m.  All Cu samples were analyzed by four-acid digest with AAS finish.  The majority of Au samples were analyzed by lead collection fire assay method with AAS finish (50 gram charge).  All samples with results >5 g/t were further analyzed by lead collection fire assay method with a gravimetric finish.  Select batches were also analyzed by Total Metallic Screen method as required.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Samples from holes TPD051 to TPD128 were sent to Acme Analytical (Laboratories) Guyana Inc., in East Coast Demerara, Guyana for sample preparation and forwarded to either Acme Analytical Laboratories S.A., of Santiago, Chile or Acme Analytical Laboratories (Vancouver) Ltd., of Vancouver, British Columbia for analysis.

Highlights of 2010 Drill Hole Composite Assays

•	Hole TPD-054: 111m of 2.1g/t gold on west margin of deposit

•	Hole TPD-064: 216m of 1.19g/t gold and 0.24% copper near surface

•	Hole TPD-080: 151m of 1.07g/t gold over 151m, located 400 metres northwest of deposit envelope along strike on stepout

•	Hole TPD-093: 110m of 0.90g/t gold and 0.06% copper and 56.5m of 1.08g/t gold and 0.09% copper on stepout

•	Hole TPD-096: 59.5m of 0.92/t gold at the top of the hole and 152m of 0.79g/t gold and .03% copper down hole and 350m along strike from the Toroparu gold-copper deposit envelope

•	Hole TPD-107: 276m of 0.73g/t gold (250m west)

•	Hole TPD-116: 157.5m of 1.0g/t gold and 0.05% copper (100m west)

2011 Budget

Project/Property Name	Plans for Project	Original Amount Budgeted in 2010 (approx.)	Expenditures to December 31, 2010	(Over)/Under Budget	Revised 2011 Budget (approx.) (3)
Upper Puruni Property	(1)	$9,000,000	$16,239,258	$(7,531,244)	$30,000,000
Prospecting Licenses	(2)	$250,000	$296,808	$(46,808)	$700,000

(1)           Sandspring completed an initial 2010 exploration program on the Upper Puruni Property of $9 million.  This budget was subsequently increased after the Company’s private placements in March and October of 2010.  Future planned expenditures for the fiscal year 2011 total approximately $30 million.  These expenditures are comprised of direct engineering costs, drilling costs, and administrative costs.  Phase I is expected to be completed in the third quarter of the Company’s fiscal year 2011 and includes in-fill and step-out diamond drilling of approximately 75,000 meters.  Phase II should begin in the fourth quarter of the Company’s

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

fiscal year 2011 and will include feasibility level costs and related resource drilling.  It is estimated that Phase II will take 12 months to complete.  A 2012 exploration program will continue to be developed as the results of the 2011 exploration and development program are evaluated:
(2)           The Company plans to complete a 2011 exploration program of its PL’s comprised of reconnaissance and geologic mapping.  The Company concluded its 2010 exploration program of the PL’s and has decided to expand this program in 2011 with a major emphasis on improving access to the PL’s.
(3)           Discretionary, subject to change if management decides to scale back operations or accelerate exploration.

Technical Disclosure

Mr. Brian Ray, an employee of the Company, is a Qualified Person as defined under NI 43-101.  Mr. Ray has reviewed and verified the information contained under the heading “Drilling Results, Toroparu Project” under Section “Mineral Exploration Properties” above along with all other technical and scientific information contained in this MD&A.

NI 43-101 compliant indicated mineral resource was independently modeled by Dr. Wayne Ewert, P.Geo., Mr. Eugene Puritch, P.Eng., Ms. Tracy Armstrong, P.Geo., and Mr. Antoine Yassa, P. Geo.

Highlights and Milestones

•
On March 26, 2010, the Company announced the closing of a bought deal private placement of special warrants.  The Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million.  In addition, the Company announced the conclusion of its early exercise warrant incentive program for its unlisted Common Share purchase warrants.  Under the program, the Company received gross proceeds of $2,912,870 and issued 5,825,739 Common Shares pursuant to the exercise of the warrants and issued 466,059 incentive shares to warrant holders.

•
The Company added two new directors in 2010; Mr. Gerald Grandey, President and CEO of Cameco Corporation and Mr. Brad Doores, VP and Assistant General Counsel of Barrick Gold Corporation.  In addition, the Company added David Constable to the Board of Directors on January 6, 2011 (See “Subsequent Events” below).

•
On June 3, 2010, the Company announced the completion of an updated NI 43-101 compliant mineral resource estimate for Toroparu.  The estimate was independently modeled by P&E Mining Consultants Inc. and featured an indicated mineral resource of

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

3.69 million ounces gold-equivalent and inferred mineral resource of 1.08 million ounces gold-equivalent.  Further, on September 15, 2010, the Company announced the completion of its latest updated NI 43-101 compliant mineral resource estimate for Toroparu.  The latest estimate was also independently modeled by P&E Mining Consultants Inc. and featured an indicated mineral resource of 2.64 million ounces gold and 216.1 million pounds of copper along with an additional inferred mineral resource of 3.42 million ounces gold and 216.1 million pounds of copper.

•
The Company appointed Mr. Dennis Kerstiens as Technical Coordinator for Toroparu.  Mr. Kerstiens has a degree in Metallurgical Engineering from the Colorado School of Mines and over thirty years experience as a senior manager in all phases of open pit mining.

•
On October 14, 2010, the Company closed on a bought deal private placement offering of Common Shares.  The Company issued an aggregate of 19,633,077 Common Shares at a price of $2.60 per Common Share raising gross proceeds of $51,046,000, including the full underwriters’ option of $6,006,000.

Overall Objective

The objective of the Company is to develop Toroparu further, explore and expand its geological knowledge related to the Upper Puruni Property and to pursue the development of mineralization, if discovered, that is economically significant.  The Company proposes to also continue to evaluate the acquisition of other high quality exploration properties in order to augment and strengthen its current mineral property portfolio.

To date, factors indicating that the Company may meet its objective include:

•	Sandspring is a Canadian-based junior gold company with solid management;
•	Sandspring has established an exploration and development office in Guyana (See “Subsequent Events” below);
•	The country of Guyana is mining friendly;
•	Toroparu contains a significant, NI 43-101 compliant resource; and
•	Sandspring is well funded to meet its budgeted expenses for 2011.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Summary of Quarterly Results

The following table summarizes the quarterly results of the Company for the eight most recent quarters:

Three Months Ended	Net Loss		Basic and Diluted Loss Per Share	Total Assets	Total Working Capital
December 31, 2010	(1,646,116)	(1)	$(0.02)	$103,000,280	$42,715,018
September 30, 2010	(1,488,405)	(2)	(0.02)	44,670,588	1,539,350
June 30, 2010	(1,559,414)	(3)	(0.02)	45,169,222	6,378,318
March 31, 2010	(2,041,319)	(4)	(0.03)	45,590,260	12,119,802
December 31, 2009	(2,024,292)	(5)	(0.06)	32,090,106	1,154,233
September 30, 2009	(17,308)	(6)	(0.00)	6,491,744	5,649,683
June 30, 2009	(8,899)	(7)	(0.00)	232,737	(57,259)
March 31, 2009	(88,213)	(8)	(0.02)	98,930	(74,160)

1.
Net loss of $1,646,116 was made up mostly of stock based compensation of $510,263 that was incurred as various existing options became vested, salaries and other benefits of $591,806 as the Company added to its exploration team and issued bonuses for the calendar year 2010, shareholder information of $205,119 relating to the Company’s continued marketing efforts in Canada and abroad, professional fees of $150,609 relating to various legal expenses incurred as well as accrued audit expenses, $131,272 of consulting fees for the management of Toroparu, and travel expenses of $43,695.  The Company also incurred a foreign exchange gain of $1,819.  All other expenses related to general administrative and operational costs.

2.
Net loss of $1,488,405 was made up mostly of stock based compensation of $740,508 that was incurred as various existing options became vested and new options were issued, salaries and other benefits of $247,421 as the Company added to its exploration team, shareholder information of $206,415 relating to the Company’s marketing efforts in Canada and abroad, $88,636 of consulting fees for the management of Toroparu, professional fees of $61,730 relating to various legal expenses incurred, and travel expenses of $50,516.  The Company also incurred a foreign exchange loss of $14,267.  All other expenses related to general administrative and operational costs.

3.
Net loss of $1,559,414 was made up primarily of stock based compensation of $335,436 as various existing options became vested, professional fees of $362,825 relating mostly to various legal expenses incurred as well as the Company’s audit expenses along with the preparation of reviewed interim financial statements, shareholder information of $221,920 relating to the Company’s marketing efforts in Canada and abroad, salaries and other benefits of $187,977 to the various officers and employees of the Company,

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

$141,742 of consulting fees for the management of Toroparu, and travel expenses of $123,585.  The Company also incurred a foreign exchange loss of $79,965.  All other expenses related to general administrative and operational costs.

4.
Net loss of $2,041,319 was made up mostly of stock based compensation of $1,030,947 as the various existing options vested further and new options were issued to certain directors and employees, professional fees of $203,660 relating to the preparation and filing of the short form prospectus, $134,579 of consulting fees for the management of Toroparu, travel expenses of $142,354, shareholder information of $176,719 relating mostly to the early exercise warrant program, and salaries and other benefits of $214,870 to the various officers and employees of the Company as staffing increased due to the increased activities and responsibilities of running the Company’s exploration program.  The Company also incurred a foreign exchange gain of $22,364.  All other expenses related to general administrative and operational costs.

5.
Net loss of $2,024,292 was made up mostly of stock based compensation of $285,515, professional fees of $916,096 relating to the acquisition of GoldHeart, $181,561 of consulting fees for the management of Toroparu, travel expenses of $84,905, and shareholder information of $112,847 relating to the filing of the prospectus.  The Company also incurred a foreign exchange loss of $347,067.  All other expenses related to general administrative and operational costs.

6.	Net loss of $17,308 related to administrative and operational costs of the CPC.
7.	Net loss of $8,899 related to administrative and operational costs of the CPC.
8.
Net loss of $88,213 was made up of acquisition fees expensed to G&A of $41,025, and travel expenses of $28,088 incurred pursuing a private placement.  All other expenses related to general administrative and operational costs of the CPC.

Results of Operations

Year ended December 31, 2010, compared with year ended December 31, 2009

The Company’s net loss totaled $6,735,254 for the year ended December 31, 2010, with basic and diluted loss per share of $0.08. This compares with a net loss of $2,143,112 with basic and diluted loss per share of $0.17 for the year ended December 31, 2009.  The increase in net loss of $4,592,142 was due to:

•
Stock based compensation expense during the year ended December 31, 2010 was $2,617,154 compared to $285,515 for the year ended December 31, 2009.  During the year ended December 31, 2010, the Company issued 2,190,000 options compared with 3,853,100 in the comparative period.  However, the bulk of the options issued in 2009 became fully vested in 2010 and the stock based compensation expense was recorded

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

at that time. The options issued vested in accordance with the Company’s stock option plan.

•
The Company’s salaries and other benefits expense in 2010 totaled $1,241,850 compared to $138,120 in the comparative period.  The Company started to employ individuals in November of 2009 upon the completion of the Qualifying Transaction with GoldHeart.  The fact that only one full month of the year ended December 31, 2009, contained these expenses accounts for the large difference.

•
Shareholder information fees totaled $809,853 for the year ended December 31, 2010 as compared to $112,847 in the previous year.  This difference is a result of a full year of marketing and disseminating information to shareholders.  These sort of activities were only present during the last two months of 2009, therefore, the fees were much greater in 2010.

•
Professional fees for the year ended December 31, 2010, were $778,946, a decrease of $148,596 compared to the same period in 2009.  This decrease can be attributed to the need for professional services to facilitate the Qualifying Transaction in 2009.  Professional expenses in 2010 were not as cumbersome and are more reflective of the fees that will be incurred going forward.

•
Consulting fees for the year ended December 31, 2010 totaled $496,200 as compared to $181,561 for the year ended December 31, 2008.  The consulting fees are a direct result of the Company’s acquisition of the mineral property and are incurred as a function of managing an exploration project over the course of a full year.

•	A foreign exchange loss of $71,427 was incurred during the year as a result of the fluctuation in value of the US dollar in relation to the Canadian dollar.

•	All other increases in expenses related to the general working capital purposes of an exploration stage entity as compared to those of the CPC that were incurred during the majority of 2009.

Three months ended December 31, 2010, compared with three months ended December 31, 2009

The Company’s net loss totaled $1,646,116 for the three months ended December 31, 2010, with basic and diluted loss per share of $0.02.  This compares with a net loss of $2,024,292 with basic and diluted loss per share of $0.06 for the year ended December 31, 2009.  The decrease in net loss of $378,176 was due to:

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

•
Professional fees for the three months ended December 31, 2010, were $150,609, a decrease of $765,487 compared to the same period in 2009.  This decrease can be attributed to the need for professional services to facilitate the Qualifying Transaction during the three month period ended December 31, 2009.

•
A foreign exchange loss of $347,067 was incurred during the three months ended December 31, 2009 as a result of the fluctuation in value of the US dollar in relation to the Canadian dollar.  For the three months ended December 31, 2010, the Company had a foreign exchange gain of $1,819.

•
Consulting fees incurred for the three months ended December 31, 2010 were $131,272 compared to $181,561 for the comparative period.  This decrease is a result of the Company’s acquisition of the mineral property requiring additional consulting during the three months ended December 31, 2009.

•
Salaries and other benefits totaled $591,806 for the three months ended December 31, 2010 as compared to $138,120 for the comparative period.  This is a result of the Company having more employees along with the fact that annual bonuses were paid in the fourth quarter of 2010.

•
Shareholder information expense of $205,119 was incurred in the fourth quarter of 2010 as compared to just $112,847 for the comparative period.  This is a result of the Company’s marketing efforts in Canada and abroad being expanded during the year.

•
Stock based compensation expense during the three months ended December 31, 2010 was $510,263 compared to $285,515 for the three months ended December 31, 2009.  The higher expense for the period ended December 31, 2010 was due to the vesting schedules of the existing options during the year along with the grant of 500,000 options to a director/officer of the Company.  Stock based compensation expense varies due to the vesting terms of options.  The options issued vested in accordance with the Company’s stock option plan.  Users of the financial statements should be cautious of the valuation of stock based compensation since its calculation is subjective and can impact net loss significantly.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Private placement use of proceeds

The following table outlines the proposed use of funds from the net private placement proceeds received from the issuance of 17,143,000 subscription receipts on November 24, 2009 as compared to the actual costs incurred for the year ended December 31, 2010.

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 12/31/2010
Use of Proceeds
Work Program
1. Exploration and Drilling
Drill Program Recommended by	$1,452,000	$1,452,000
Technical Report (Phase I & II)

Additional Drilling, Exploration &	1,170,283	1,170,283
Camp Costs

2. Mining Claim Renewals	282,946	296,808

Payment of Revolving Debt and Reasonable	350,000	422,040
Closing Expenses of GoldHeart and ETK (1)

Payment of Costs Relating to Private Placement	715,000	722,728
and Closing

General and Administrative Costs (12 Months)	1,287,125	1,287,125

Total	$5,257,354	$5,350,984

(1)           The total closing costs incurred by GoldHeart and ETK were higher than was originally anticipated due to the length of time it took to close the Qualifying Transaction.

The following table outlines the proposed use of funds from the net private placement proceeds received from the issuance of 7,500,000 Special Warrants on March 26, 2010 as compared to the actual expenses incurred to December 31, 2010.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 12/31/2010
Use of Proceeds
Work Program
Exploration and Drilling
Drill Program Recommended by the Technical	$7,100,000	$4,373,188
Report Completed June 3rd (Phase I & II) (1)
Geophysical, geochemical and engineering studies	2,100,000	909,901
Payment of Costs Relating to Private Placement	400,000	850,000
and Closing (2)
General and Administrative Costs (12 Months)	1,680,000	1,260,000

Total	$11,280,000	$7,393,089

(1)           The drill program has been updated and is reflected in the table below.
(2)           The total closing costs incurred by the Company were higher than was originally anticipated due to the commission structure.

The following table outlines the latest proposed use of funds from the net private placement proceeds received from the issuance of 19,633,077 Common Shares on October 14, 2010 as compared to the actual expenses incurred to December 31, 2010.

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 12/31/2010
Use of Proceeds
Work Program
Exploration and Drilling
Drill Program Recommended by the Technical	$20,000,000	$4,373,188
Report Completed September 15th (Phase I & II)
Geophysical, geochemical and engineering studies	4,894,000	909,901
Feasibility study	5,000,000	-
General and Administrative Costs (12 Months)	4,000,000	1,260,000
Working Capital	17,152,000	-

Total	$51,046,000	$6,543,089

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Liquidity and Capital Resources

Historically the Company’s sole source of funding has been the issuance of equity securities for cash.  For the year ended December 31, 2010, the following equity transactions were completed:

•
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted Common Share purchase warrants.  The Warrants are currently exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per Warrant to each warrantholder that exercises its Warrants during a 30 day early exercise period that commenced February 23, 2010 and expired on March 25, 2010. Under the program, the Company received gross proceeds of approximately $2.9 million and issued approximately 5,825,739 Common Shares pursuant to the exercise of the Warrants by holders during the early exercise period in accordance with the original terms of the Warrants and issued approximately 466,059 incentive shares to warrantholders.  All incentive shares issued under the early exercise warrant program are subject to a four month hold period from the date of issuance.

•
On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of Special Warrants. In connection with the completion of the bought-deal private placement of Special Warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million. Each Special Warrant was exercised for one (1) Common Share, pursuant to the qualification of the distribution of Common Shares issued upon deemed exercise of the Special Warrants by way of short form prospectus dated April 28, 2010.

•
On October 14, 2010 the Company completed its previously announced bought-deal private placement offering of 19,633,077 Common Shares at a price of $2.60 per Common Share for total proceeds of $51,046,000 including the exercise of the full underwriters’ option of $6,006,000.

The budgeted corporate activities of the Company account for about $4 million in 2011, while the budgeted exploration costs of Toroparu account for about $30 million in 2011.  However, the Toroparu project is currently not in the production stage.  As a result, the Company has no current sources of revenue and relies on the issuance of Common Shares to generate the funds required to advance its projects.  Management believes the Company has sufficient working capital to fund operations for the next 12 months.

The Company’s liquidity and ability to access to capital resources fluctuates based on the trends previously identified under the heading “Trends”.  Apart from these and the risk factors noted

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

under the heading “Risk Factors” below, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s liquidity and capital resources.

The Company maintains its surplus funds in cash and guaranteed investment certificates with Canadian banks.

Commitments

The Alphonso Joint Venture provides that ETK shall commence commercial production, defined as production of 50,000 ounces of gold per year, beginning January 1, 2013.  In addition, future exploration and development cost commitments for ETK under the venture are as follows:

$
2011	250,050
2012	250,050
Thereafter	-
500,100

Note Payable – Revolving Debt

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by Crescent Global Gold (“CGG”), in the amount of $1,074,268.

	12/31/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payments to CGR (i)	(269,988)	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(8,080)	-
Balance, end of period	-	278,068

i.	The note was paid in full to CGR on July 13, 2010.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Subsequent Events

On January 6, 2011 the Company announced the appointment of David Constable to the Company’s Board of Directors and P. Greg Barnes as Executive Vice President.  David Constable is a professional geologist and has more than 40 years experience in mineral exploration, development and strategic investor relations throughout Canada and internationally.  Greg Barnes is an investment professional with more than 20 years domestic and international experience in natural resource and manufacturing project development.  Mr. Barnes has been involved with the Toroparu project as an investor and technical and financial advisor since 2003.

On January 20, 2011 the Company announced the establishment of an exploration & development office in Guyana and the appointment of L. Werner Claessens as Vice President of Exploration and the appointment of Pascal van Osta as Exploration Manager effective as of February 1, 2011.  Both Messrs. Claessens and van Osta will be operating out of Sandspring’s new exploration and development office located in Georgetown, Guyana to support development of the Company’s advanced Toroparu gold deposit and exploration of additional district scale gold targets.

On March 21, 2011 an updated NI 43-101 compliant mineral resource estimate was announced.  The latest mineral resource estimate for Toroparu was independently modeled by P&E as a potentially open-pittable deposit within a single optimized open pit shell at an economic cutoff grade of 0.24 g/t gold-equivalent.  The optimized open pit shell features a Measured and Indicated mineral resource of 3.51 million oz. gold and 330 million pounds copper contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper.  An additional Inferred mineral resource of 4.93 million oz. gold and 236 million pounds copper is contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper.  Further information is contained in the Company’s press release posted on SEDAR at www.sedar.com, dated March 21, 2011.

On March 22, 2011 the Company announced receipt of a positive preliminary economic assessment for development of Toroparu.  The independent NI 43-101 compliant preliminary economic assessment prepared by P&E envisions a phased open pit mine plan, a 33,000 tonnes per day mill and associated infrastructure with life of mine production of 3.83 million ounces gold and 308 million pounds of copper.  The annual production over the first four years of operation is expected to average 310,000 ounces gold and 29 million pounds copper.  The economic assessment was based on discounted cash flow analysis of a project designed to process 1.05 million tonnes/year of saprolite over the initial seven years of production, and 10.5 M tonnes/year of fresh rock for the full 13-year mine life.  Based on the favourable economics seen in this study, P&E recommended that the Company advance Toroparu to the

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

definitive feasibility stage.  Further information is contained in the Company’s press release posted on SEDAR at www.sedar.com, dated March 22, 2011

Share Capital

The Company is authorized to issue an unlimited amount of Common Shares.  The issued and outstanding common shares consist of the following:

	Number of Common Shares	Amount
Balance, December 31, 2009	71,858,360	$27,123,013
Issued on exercise of options	970,916	455,286
Value of options exercised	-	265,577
Issued on exercise of warrants	6,191,879	3,095,940
Value of warrants exercised	-	1,500,360
Issued on exercise of special warrants (i)	7,500,000	11,083,845
Incentive shares issued during	466,059	-
early exercise program (ii)
Issued on bought deal private placement (iii)	19,633,077	51,046,000
Share issue expense (iii)	-	(2,977,082)
Issued per compensation options (iv)	1,099,280	384,748
Value allocated to warrants (iv)	-	(384,748)
Issued on exercise of broker warrants (v)	28,656	45,850
Balance, December 31, 2010	107,748,227	$91,638,789

i.
The special warrants were issued pursuant to the terms of a private placement.  Each special warrant entitled the holder to acquire one Common Share of the Company at the exercise price.  The special warrants were sold by the underwriters to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000.  The Company paid the underwriters a commission equal to 6% of the gross proceeds of the offering along with various other issuance costs aggregating $916,155.  This amount has been netted against the total funds received to determine the allocated value of the special warrants.  In addition, the underwriters received 300,000 broker warrants in connection with the offering.  The special warrants were exercised on May 5, 2010 and converted into Common Shares at that time.

ii.
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted common share purchase warrants.  The eligible warrants were exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an incentive of an additional 0.08 of a Common Share per warrant to each

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

warrant holder that exercised during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010.  The Company issued 466,059 incentive shares upon exercise of 5,825,739 warrants during the program.

iii.
On October 14, 2010, the Company announced that it had completed a bought deal private placement offering of Common Shares.  The Company issued an aggregate of 19,633,077 Common Shares at a price of $2.60 per Common Share raising gross proceeds of $51,046,000, including the exercise of the full underwriters’ option of $6,006,000.  The underwriters received a 5.5% cash commission along with various other expenses related to the bought deal private placement aggregating $2,977,082 that was booked share issue expense.

iv.
A total of 1,099,280 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one Common Share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of December 31, 2010, there were a total of 123,120 Compensation Options outstanding. The fair value of the warrants was capped at the amount of proceeds received from the exercise of Compensation Options.

v.
A total of 28,656 shares were issued upon the exercise of broker warrants during the period.  300,000 broker warrants were issued in conjunction with the offering as described in Note (i).  Broker warrants have an exercise price of $1.60 and an expiry of March 26, 2012.  As of December 31, 2010, there were a total 271,344 broker warrants outstanding.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Options

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	133,334	$0.10	1.37	133,334
November 24, 2014	3,128,100	$0.50	3.90	3,128,100
January 8, 2015	100,000	$1.25	4.02	100,000
January 22, 2015	190,000	$1.56	4.06	190,000
February 4, 2015	50,000	$1.49	4.10	50,000
February 8, 2015	140,000	$1.44	4.11	140,000
March 29, 2015	615,000	$1.60	4.24	615,000
July 7, 2015	347,000	$1.24	4.52	222,000
August 27, 2015	50,000	$1.51	4.66	25,000
October 20, 2015	500,000	$2.60	4.81	250,000
	5,253,434		3.57	4,853,434

Warrants:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,611,382	$1,594,443	$0.50	November 24, 2012

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Company.

Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	12/31/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$5,729	$13,498
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	8,119	-
Richard A. Munson
Travel expenses reimbursed to a director of the Company,	18,424	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	624	-
P. Greg Barnes
Administrative expenses reimbursed to the President of the Company,	687	-
Abraham Drost
Administrative expenses reimbursed to the CEO of the Company,	333	-
Richard A. Munson
Administrative expenses reimbursed to the CFO of the Company,	279	-
Scott Issel
Administrative expenses to a company controlled by a Director	688	-
of the Company, P. Greg Barnes
Administrative, occupancy and salary expenses reimbursable to	229,039	52,743
a company controlled by a director of the Company, P. Greg Barnes
	$263,922	$66,241

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

(b)  The Company had the following related party transactions during the years ended:

	12/31/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$48,375	$14,814
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	99,881	14,807
Richard A. Munson
Travel expenses reimbursed to the CFO of the Company,	1,483	-
Scott Issel
Travel expenses reimbursed to a director of the Company,	73,720	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	880	-
Brad Doores
Travel expenses reimbursed to a director of the Company,	1,010	-
P. Greg Barnes
Travel expenses reimbursed to a director of the Company,	1,189	-
Mark Maier
Travel expenses reimbursed to a former director of the Company,	-	28,088
Charles Gryba
Administrative expenses reimbursed to the President of the Company,	9,646	-
Abraham Drost
Administrative expenses reimbursed to the CEO of the Company,	27,895	-
Richard A. Munson
Administrative expenses reimbursed to the CFO of the Company,	287	-
Scott Issel
Administrative expenses reimbursed to a director of the Company,	4,562	-
John R. Adams
Administrative expenses reimbursed to a director of the Company,	709	-
P. Greg Barnes
Administrative expenses to a company controlled by an	25,158	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	1,294,117	122,624
a company controlled by a director of the Company, P. Greg Barnes
	$1,588,912	$180,333

i.
For the year ended December 31, 2010, the Company paid $25,158 to Marrelli CFO Outsource Syndicate Inc. (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  On November 15, 2010, Carmelo Marrelli resigned as Chief Financial Officer of the Company.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

(c) The Company paid USD$261,933.79 against a note owed to CGR, a company controlled by a director of the Company. The note was paid in full on July 13, 2010.

Changes in Canadian Accounting Recommendations

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises, including Sandspring, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, Sandspring will apply accounting policies consistent with IFRS beginning with its interim financial statements for the quarter ended March 31, 2011.  The Company’s 2011 interim and annual financial statements will include comparative 2010 financial statements, adjusted to reflect any changes in accounting policies resulting from the adoption of IFRS.

IFRS Transition Plan

The Company’s IFRS implementation team is progressing on schedule in accordance with its IFRS transition plan. The Company has completed the following elements of its transition to IFRS:

•           Detailed analysis of the relevant IFRS requirements and identified the areas where accounting policy changes are required, and those for which accounting policy alternatives are available.

•           Assessment of the first-time adoption requirements and alternatives.

•           Determination of expected changes to significant accounting policies resulting from the adoption of IFRS.

•           Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.

•           Training and education of management and employees.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

To complete its preparation for the transition to IFRS, the Company is finalizing its quantitative impact of the changes in accounting policy on its consolidated balance sheet as at January 1, 2010 in accordance with IFRS 1 First-time Adoption of IFRS.

Impact of Adopting IFRS on the Company’s Business

As part of its analysis of potential changes to significant accounting policies, the Company has assessed what changes are required to its accounting systems and business processes. The changes identified are minimal and management has determined systems and processes will accommodate the necessary changes.

The Company has not identified any significant contractual arrangements that are affected by potential changes to significant accounting policies.

The Company's staff and advisers involved in the preparation of the consolidated financial statements have been being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS have been trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires retrospective application of IFRS, effective at the end of the entity’s first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company expects to apply in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”:

•           To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the Transition Date.

•           To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

•           To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date.

•           To apply IAS 23 Borrowing Costs prospectively from the Transition Date.  IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

The final determination of which optional exemptions to apply will not be finalized until the preparation of the 2011 annual consolidated financial statements.  As a result, the effect of adopting IFRS on the consolidated balance sheet at January 1, 2010 could change significantly.

IFRS 1 does not permit changes to estimates that have been made previously.  Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date will be consistent with those made under current Canadian GAAP.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in changes to some of the Company's significant accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.  The Company has finalized its determination of the expected changes to significant accounting policies resulting from the adoption of IFRS.

The Company has also estimated the expected impact on certain line items in the consolidated balance sheet as at January 1, 2010, but is still in the process of determining the effect of changes in accounting policies on its deferred tax assets and liabilities.  The estimates included below are based on the Company’s current understanding and are subject to change.

The following provides a summary of areas where changes to significant accounting policies are expected.  This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight of the Company’s determination of expected changes to significant accounting policies resulting from the adoption of IFRS.

Accounting policies have been selected to be consistent with IFRS as it is expected to be effective for the Company’s for its 2011 annual consolidated financial statements.  Changes to IFRS in effect at December 31, 2011 may require the Company to revise its determination of changes in accounting policies resulting from the adoption of IFRS.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

1)           Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties.

The Company expects to change its accounting policy so that exploration and evaluation expenditures are expensed as incurred until such time as it can be demonstrated that a property has economically recoverable reserves.  Acquisitions of mineral properties will continue to be capitalized at cost.

The retrospective application of this accounting policy change will result in the carrying value of the mineral property interests being reduced to its previously determined fair value at the time of the Company’s acquisition of GoldHeart.  On adoption of IFRS, the carrying value of mineral interests will be reduced by $989,000, with a corresponding adjustment to accumulated deficit. The Company has not yet determined the effect of this transition adjustment on its deferred tax assets and liabilities.

All subsequent exploration and evaluation costs will be expensed as incurred until such time as it can be demonstrated that a property has economically recoverable reserves.

2)           Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value.  Value in use is determined using discounted estimated future cash flows.  Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences.  However, the Company does not expect that this change will have an impact on the carrying value of its assets at the Transition Date.

3)           Share-based Payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than current Canadian GAAP.  In particular, the Company expects to change its accounting policy to recognize the expense associated with the grants of stock options.  For stock options that vest over time, each tranche (that vests separately) must be treated as a separate grant under IFRS.  Under current Canadian GAAP, the Company was recognizing the total associated expense on a straight-line basis over the total vesting period.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

While the total compensation expense recognized over the total vesting period is not expected to be significantly different, the effect of the change in accounting policy is expected to be a higher compensation expense earlier in the vesting period and a lower compensation expense later in the vesting period.  The estimated effect of applying this change in accounting policy to all stock option grants which had not fully vested at January 1, 2010 is an increase in stock options within shareholders’ equity of $175,000 and a corresponding increase in the deficit.

4)           Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations.  A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences.  However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

5)           Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.  The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

6)           Income Taxes

While accounting for income taxes is similar under IFRS and Canadian GAAP, in certain circumstances there are differences in the measurement of future tax assets and future tax liabilities.  In particular:

•            Future (deferred) tax liabilities are recognized under IFRS for differences in accounting and tax values related to nonmonetary assets and liabilities that are re-measured from local currency to functional currency for tax purposes.  Future (deferred) tax liabilities are not recognized for these types of differences under Canadian GAAP.

•           Future (deferred) tax assets or liabilities are not recognized under IFRS for differences in accounting and tax values arising on the initial recognition of assets and liabilities acquired outside of a business combination.  Future (deferred) tax assets and liabilities are recognized for these types of differences under Canadian GAAP.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

These changes in accounting policies are expected to have a significant impact on the Companies deferred tax balances related to its assets in Guyana.  However, the Company has not yet quantified the effect on the deferred tax balances as at the Transition Date.

7)           Foreign Currency

IFRS requires that the functional currency of the Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

The Company does not expect any changes that would result in a significant change to line items within its consolidated financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

•           The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS.  The interim financial statements for the three months ending March 31, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position (at January 1, 2010).

Financial Instruments

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities.  Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $45,687,371 (December 31, 2009 – $2,896,101) to settle current liabilities of $3,183,577 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$378,438	$-	$-	$378,438
Cash equivalents	45,308,933	-	-	45,308,933
	$45,687,371	$-	$-	$45,687,371

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Canadian dollar with all other variables held constant as at December 31, 2010, would affect net loss and comprehensive loss by approximately $232,742.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at December 31, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Management of Capital

The Company manages its capital with the following objectives:

i.	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
ii.	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.  The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be total shareholders' equity (managed capital), comprising share capital, and accumulated deficit which at December 31, 2010 totaled $86,681,702 (December 31, 2009 - $27,507,826).

The Company manages capital through its financial and operational forecasting processes.  The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.  The forecast is regularly updated based on activities related to its mineral properties.  Selected information is frequently provided to the Board of Directors of the Company.  The Company’s capital management

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

objectives, policies and processes have remained unchanged during the year ended December 31, 2010.

The Company is not subject to any capital requirements imposed by a lending institution.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business.  An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.  In addition to information set out elsewhere in this MD&A, investors should carefully consider the risk factors set out below. Any one or more of such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Limited Operating History and History of Losses

Sandspring has not commenced commercial operations and the Company is not currently generating cash flows from operations and there can be no assurances that it will generate positive cash flows from operations in the future.

Exploration and Mining Risks

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Upper Puruni Property. There is no certainty that the expenditures to be made by the Company in the exploration of the Upper Puruni Property, will result in discoveries of commercial quantities of minerals. Further, the Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of base minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken by the Company, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The precise effect of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Additional Capital

The development of Toroparu, or any other future reserves found in the Upper Puruni Property, will require substantial additional future financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of construction, development or production on any or all such property or even loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s business, conditions or operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at this time.

Government approvals, licenses and permits are currently and will in the future be required in connection with the operations of the Company.  To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures, production costs, or reduction in levels of production at producing properties in the future, or require abandonment or delays in development of new mining properties in the future.

Mineral Tenure in Guyana

There are certain risks associated with the Guyanese mineral tenure regime which are either not present, or are considerably reduced, in mineral tenure regimes in Canada and elsewhere. Such risks include the inability to definitively search government registries in Guyana for certain underlying small scale claims which may exist within areas subject to (i) PPMSs granted by the Government of Guyana, acting by and through the GGMC, (ii) MPs granted by the Government of Guyana, acting by and through the GGMC, and (iii) PLs granted by the Government of Guyana, acting by and through the GGMC, and the potential uncertainty regarding the ability of the holder of a PL or MP or medium scale permit to explore for minerals which are not specifically identified in the relevant license or permit.  Also, the Company is not the registered holder of any of the PPMSs, within a medium scale mining permit granted by the Government of Guyana, acting by and through the GGMC, or small scale claims comprising the Company’s Upper Puruni Property as Guyana law prohibits these claims from being held in the name of a foreign controlled entity and limits their activities thereunder.  Pursuant to the Company’s Alphonso Joint Venture Agreement, pursuant to which ETK obtained rights in respect of 145 PPMS, 10 MPs and 7 small scale claims located in the Upper Puruni Property, Alphonso has agreed to convert the 10 MPs and 7 small scale claims subject to the Alphonso Joint Venture into one or more large scale mining licenses registered in ETK’s name, however, the GGMC has not formally approved such conversion as of the date hereof.

Limited Market for Securities

The Common Shares are currently listed on the TSXV, however there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell securities of Sandspring.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

No Assurance of Title and Title Disputes

Although the Company has received a title opinion from Guyana local counsel in connection with the Upper Puruni Property, title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt or challenged.  Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s business operations, condition and results of operations.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.  Further, ten parcels of land held pursuant to the Daniels Joint Venture Agreement are subject to a title dispute.  The outcome of this dispute cannot be accurately predicted and could potentially have an adverse impact on the business of the Company although the Company does not ascribe any significant value to the lands subject to the Daniels Joint Venture.

Commodity Prices

Factors beyond the control of the Company may affect the marketability and price of minerals discovered, if any.  Resource prices have fluctuated widely in recent years and months and are affected by numerous factors beyond the control of the Company, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot be accurately predicted.

Uninsurable Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s property interests or the properties of others, delays in mining, monetary losses and possible legal liability.  It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.  It is anticipated that the Company will not be insured

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

against most environmental risks.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  It is anticipated that the Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine the appropriateness of obtaining such insurance.  Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds available to the Company to pay such liabilities and could result in bankruptcy.  Should the Company be unable to fund fully the remedial cost of an environmental incident, it could potentially be required to enter into interim compliance measures pending completion of the required remedy.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings.  The results of litigation or any other proceedings cannot be predicted with certainty.  If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on our financial position, results of operations or the Company’s property development.

No History of Mineral Production

There is no assurance that commercial quantities of minerals will be discovered at Toroparu or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results.  Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral resources can profitably be produced thereon.  Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are currently being explored for, availability of additional capital and financing, the actual costs of bringing properties into production, and the nature of any mineral deposits.

Operating Hazards and Risks

Operations in which the Company will have a direct or indirect interest, will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  Although the Company intends to maintain when reasonable and possible, liability

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Permits and Licenses

Operations of the Company will require licenses and permits from various governmental authorities.  Although the Company believes it currently has all required licenses and permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such licenses and/ or permits for the existing operations or additional licenses and/ or permits for all future operations.  The Company anticipates that it will be able to obtain in the future, all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits.  However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place properties into commercial production and to operate mining facilities thereon.  In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of Toroparu.

Global Financial Conditions

Global financial conditions in the recent past have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Company’s common shares and other securities could continue to be adversely affected.

Political Risks

All of the Company’s current operations are presently conducted in Guyana, South America and as such, are exposed to various levels of political, economic and other risks and uncertainties present in emerging nations.  Such risks and uncertainties vary from country to country and include, but are not limited to:  (i) currency exchange rates; (ii) high rates of inflation; (iii) labour unrest; (iv) renegotiation or nullification of existing concessions, licenses, permits and contracts; (v) changes in taxation policies; (vi) restrictions on foreign exchange and changing

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

political conditions; (vii) currency controls; and (viii) governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Future political actions in Guyana cannot be predicted and may adversely affect the Company.  Changes, if any, in mining or investment policies or shifts in political attitude in the country of Guyana may adversely affect the Company’s business, results of operations and financial condition.  Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The possibility that future governments may adopt substantially different policies, which may extend to the expropriation of assets, cannot be ruled out.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s consolidated business, results of operations and financial condition.

Competition

Competition in the mineral exploration business is intense and could adversely affect the ability of the Company to suitably develop the properties in which it holds its interests. The Company will be competing with many other exploration companies possessing greater financial resources and technical facilities.  Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds.  There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Environmental Regulations

Mining operations are subject to federal, regional and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment.  Mining operations are also subject to federal, regional and local laws and regulations which require the Company to maintain health and safety standards by regulating the design and use of mining methods and equipment.  Various permits from government bodies are required for mining operations to be conducted and no assurance can be given that such permits will be received.  No assurance can be given that environmental standards imposed by federal, regional or local authorities will not be changed or that any such changes would not have material adverse effects on the activities of the Company.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may be unable to or which it may chose to not, insure against.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

Reliance on Limited Number of Property Interests

The only property interests held by the Company are the Upper Puruni Property and the interests held in connection with the Alphonso Joint Venture, the Daniels Joint Venture and Godette Joint Venture.  As a result, unless the Company acquires additional property interests, any adverse developments affecting any of the properties comprising the Upper Puruni Property, could have a material adverse effect upon the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Exploration may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety.  This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.  Although the Company believes that its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

could limit or curtail development or future potential production.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof, could have a substantial adverse impact on the Company.

Price and Volatility of Public Stock

The market price of Common Shares has experienced fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company.  It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSXV, or such other stock exchange as the Common Shares may be listed from time to time, may be affected by such volatility.

Dependence on Key Personnel

The Company’s future success and growth depends in part upon the experience of a number of key management personnel.  If for any reason, any one or more of such key personnel do not continue to be active in the Company’s management, the operations and business prospects of the Company could be adversely affected.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company board of directors after taking into account many factors, including the Company’s consolidated operating results, financial condition, and current and anticipated cash needs.

Resource Estimates Are Uncertain

Estimates of resources are subject to considerable uncertainty.  Such estimates are, to a large extent, based on the price of gold and interpretations of geologic data obtained from drill holes and other exploration techniques.  Companies engaged in the production of gold use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors.  Actual operating costs and economic returns on projects may differ significantly from original estimates.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Shortages of Critical Parts, Equipment and Skilled Labour May Adversely Affect Operations and Development Projects

The mining industry has been increasingly impacted by increased demand for critical resources such as input commodities, drilling and other equipment and skilled labour.  These shortages may cause unanticipated cost increases and delays, thereby impacting operating costs, capital expenditures and production schedules.

Uncertainty of Cost Estimates and Timing of New Projects

The capital expenditure and time required to develop new mines or other projects is considerable and changes in costs and/ or construction schedules, can affect project economics.  There are a number of factors that can affect costs and construction schedules, including, among others: availability of labour, power, transportation, commodities and infrastructure; changes in input commodity prices and labour costs; fluctuations in currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; weather and severe climate impacts; and potential delays related to social and community issues.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors of the Company, any director in a conflict situation will be required to disclose his or her interest and abstain from voting in connection with the matter giving rise to the conflict.  In determining whether or not the Company will participate in any project or opportunity, its directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the relevant time.

Future Sales of Common Shares by Existing Shareholders and Future Issuances of Common Shares or Equity-Related Securities

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares.  The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares.  Accordingly, a significant number of shareholders

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Any issuance of additional equity securities could dilute the interests of existing shareholders and could substantially decrease the trading price of the Common Shares.  The Company may issue equity securities in the future for a number of reasons, including to finance its operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions) and to satisfy the Company’s obligations upon the exercise of outstanding warrants or options or for other reasons.  Sales of a substantial number of Common Shares or other equity-related securities in the public market (or the perception that such sales may occur) could depress the market price of the Common Shares, and impair the Company’s ability to raise capital through the sale of additional equity securities.  The Company cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements.  The accounting estimates considered to be significant are the valuation of the Company’s mineral interests, stock-based compensation, warrants and income taxes.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mineral resource properties is dependent entirely upon the discovery of economic mineral deposits.

The Company uses the Black-Scholes model to determine the fair value of options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of the stock price volatility.

Other items requiring estimates are accounts receivable, accounts payable and accrued liabilities and future income taxes.  Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

Outstanding Share Data

As at April 26, 2011, the Company has 108,007,902 common shares, 5,568,082 common share purchase warrants and 6,118,934 options to acquire common shares outstanding.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
Year Ended December 31, 2010

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.